CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
January 28, 2009
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Pharmaxis Ltd ABN 75 082 811 630 Quarterly Report to Shareholders Issue 21 September — December 2008 Asthma is the commonest chronic disease of childhood, affecting nearly 5 million children in the United States. In children, asthma causes 3 million physician visits and 200,000 hospitalisations every year.

pharmaxis

Producing human healthcare products to treat and manage respiratory diseases

Overview

Pharmaxis is a specialty pharmaceutical company with activities spanning product research & development through to manufacture, sales and marketing.

Our therapeutic interests include lung diseases such as cystic fibrosis, asthma, bronchiectasis and chronic obstructive pulmonary disease.

Our first product, Aridol, is now registered for sale in Australia, Europe and parts of Asia and is designed to assist in the management of both asthma and chronic obstructive pulmonary disease. Our second product, Bronchitol, is in final clinical trials as a new treatment for cystic fibrosis and chronic obstructive pulmonary diseases such as bronchiectasis.

Our research group is developing two new potential therapies for chronic and debilitating lung conditions such as asthma and pulmonary fibrosis.

Pharmaxis Product Development at December 2008


Clinical Trial Phases
Research
Preclinical
Phase 1
Phase 2
Phase 3
Registration
Market
Aridol – asthma (Aus/EU/Korea)
Aridol – asthma (USA)
Bronchitol – bronchiectasis (Aus)
Bronchitol – bronchiectasis (US/EU)
Bronchitol – cystic fibrosis (EU)
Bronchitol – cystic fibrosis (US)
Bronchitol – acute indications
PXS25 – lung fibrosis
PXS4159 – asthma

Quarterly Report to Shareholders | Issue 21

CEO Report 2008 has come to a close and many of us will look back on the financial aspects of the year with little fondness. This is certainly true for those working in the capital markets and those owning shares in just about any company on any securities exchange. At Pharmaxis, we have focused firmly on the tasks at hand and have completed a solid year of progress that takes us closer to getting our products on to the global stage. Completing enrolment for our first of two Bronchitol Phase 3 clinical trials in cystic fibrosis required a great effort, co-ordination and commitment from our clinical department. Similarly, completing the open label phase of our bronchiectasis Phase 3 clinical trial and filing the first marketing application for Bronchitol in Australia was a significant event. The corporate objective remains the same: to build a profitable research based pharmaceutical company. Shorter term, our objective is to generate revenue from our lung function test (Aridol) through opening up new markets and developing existing markets. In Australia, where we have most information, sales continue to grow consistently across all States. We are finalising pricing and reimbursement in Europe and commenced our marketing push at the European Respiratory Society meeting in October 2008. Preparing for the filing of the Aridol U.S. marketing application has been a major project during the last quarter. Medium term, we are working to ensure we have Bronchitol approved for marketing as efficiently as possible. This report contains details for our progress for the last quarter of 2008. Alan D Robertson, Chief Executive Officer 2008 fourth quarter highlights · Bronchitol marketing application for bronchiectasis accepted for review by Australian regulator · 12 clinical presentations on Aridol and Bronchitol at international meetings · Aridol approved for marketing in Switzerland · First patient receives Bronchitol in Europe through compassionate use program · Aridol Spanish pricing application approved · Bronchitol Intensive Care Unit study receives first regulatory approvals · PXS4159 enters formal pre-clinical safety testing programme Forthcoming Events · First Phase 3 cystic fibrosis clinical trial to report (Bronchitol) · PXS25 to enter Phase 1 clinical testing program (lung fibrosis) · Second Bronchitol Phase 3 trial in bronchiectasis to commence dosing Bronchitol marketing application accepted for review PXS25 to begin Phase 1 28 January 2009

Corporate News Installation of spray drier for new factory The construction of the new purpose built Pharmaxis factory and company headquarters at 20 Rodborough Road, Frenchs Forest in Sydney is progressing on schedule and when complete will house all Australian employees and will have capacity to manufacture more than 30 million Bronchitol doses per year. The equipment necessary to manufacture both Aridol and Bronchitol on an industrial scale is now being installed and the full fit-out of the building is planned to be complete during the second quarter of 2009. The factory is being built to our specification and we have signed a 15 year lease with options to further extend the lease. Facilities The employees of the company are spread across three sites in Sydney with our drug discovery and development laboratories located in North Ryde— some distance from Frenchs Forest. Additionally, we have offices in Shanghai in China, Philadelphia in the U.S. and Luton in the United Kingdom. The regional offices are headed by experienced pharmaceutical executives with extensive experience in sales, marketing and business development. Annual General Meeting The Annual General Meeting was held in Sydney on 23 October 2008. All resolutions were passed and Mr Denis Hanley was reappointed as Chairman of the Board of Directors and Mr Will Delaat was reappointed as an independent non-executive director. Spray drier lifted into position Construction on schedule Shareholders reappoint directors Quarterly Report to Shareholders Issue 21

Clinical and Medical News Enrolment closed in landmark Phase 3 CF trial The first Phase 3 Bronchitol trial in people living with cystic fibrosis closed with a total of 325 participants. The last patients are going through the clinical trial protocol and as they finish the trial, we are making the product available to those eligible through an individual named patient program. This program is administered by Pharmaxis in Australia and New Zealand and by our partner, IDIS, throughout the rest of the world. This will be the largest clinical trial to report in cystic fibrosis this year and the result will attract a great deal of attention. The headline data is expected to be available during the second quarter of 2009. The main purpose of the trial is to determine if Bronchitol provides an improvement in lung function when measured against an inactive placebo following administration to a subject twice a day for 6 months. For people living with cystic fibrosis, the insidious loss of lung function is one of the most difficult consequences of the disease. Bronchitol has been developed as a dry powder for inhalation and is designed to evenly disperse throughout the lungs to help improve lung hygiene. It does this by restoring the surface liquid lining the lungs and strengthening the ability of the lungs to resist recurrent infections and colonisation by adventitious bacteria. In earlier clinical trials, mucus and mucus plugs were loosened, the patients ability to breathe was improved along with lung function. A positive improvement in lung function and an absence of serious adverse events should allow us to file a marketing application throughout Europe based on this trial. We have been given approval by the EMEA to file the marketing application through what is known as the centralised procedure. The main advantage of this procedure is that Bronchitol can be made available to all European residents at the same time once marketing authorisation has been granted. The centralised procedure also leads to greater efficiency in Europe, as only one or two member states are asked to produce assessment reports. Enrolment commenced in second Phase 3 CF trial A second Phase 3 trial is being run because the U.S. FDA advised us that two clinical trial are required before Bronchitol can be considered for a marketing application in the US. This trial is essentially identical to the first clinical trial and has the same primary objective of demonstrating that lung function is improved when subjects are receiving Bronchitol. The trial is seeking to recruit over 300 volunteers and involves more than 60 hospitals in Argentina, the USA, France, Belgium, Canada and Germany. The trial is well into its recruitment phase an our objective is to have the recruitment finished by the end of the second quarter 2009. Bronchitol has been granted fast track designation by the FDA which allows Pharmaxis to submit parts of the marketing application ahead of completing the clinical study. Both the FDA and the EMEA have granted Bronchitol periods of market exclusivity through their respective Orphan Drug Acts. In the case of the US the market exclusivity is seven years from launch of the product and in the case of the EMEA it is 10 years. First CF trial close to the finish Marketing application through central procedure Second P3 CF trial in recruitment 28 January 2009

First long-term Phase 3 clinical study in Bronchitol Bronchiectasis is a chronic infection of the airways that leads to abnormal and permanent stretching and enlarging of the medium and smaller airways. In a healthy lung, these airways are usually kept mucus-free by the cilia, which push mucus to the upper airways where it is released by coughing. However, when the airways becomes dilated, and the cilia don’t function properly, the mucus becomes stuck, accumulates and forms plugs. The blockage can subsequently become infected, which leads to further weakening and widening of the airways. Weakened respiratory passages become scarred and deformed, allowing more mucus and bacteria to accumulate. The result is a cycle of repeated lung infections and blocked airways. There are no treatments available to help with this condition. A Phase 3 clinical trial evaluating the safety and efficacy of Bronchitol in people living with bronchiectasis completed in June of 2008 and reported in August 2008. This trial was the first ever successful trial of this nature and size in people with bronchiectasis. As a result, a marketing application was filed with the Australian regulatory authority (the TGA) in September 2008. Subsequently, the application was accepted for review by the TGA which has 255 working days to complete the review of the application. Australia has over 18,000 people living with bronchiectasis and indigenous children in Central Australia have the highest rates of bronchiectasis in the world. If approved, Bronchitol will represent the first ever new medicine to be developed specifically for this clinical condition. Second Phase 3 trial in participants affected by bronchiectasis A second Phase 3 trial in bronchiectasis is in the set up phase. This trial will examine the effects of Bronchitol following twelve months of treatment. The trial has the necessary regulatory approvals to commence and clinical trial centre selection and preparation is well advanced. Bronchiectasis sufferers have chronic infections but can become acutely unwell and may require hospitalisation. This clinical trial aims to prove that people treated with Bronchitol will have fewer periods of acute sickness and require less hospitalisation than people not taking Bronchitol. The trial protocol has been developed with the assistance of the U.S. FDA under their Special Protocol Assessment (SPA) scheme and the European regulatory agency, the EMEA. The trial is taking place at centres throughout the U.S. and Europe. Bronchitol in ventilated patients Mucus retention and immobility in patients breathing with the aid of a respirator is a serious but rarely studied clinical problem. As normal mucus clearance is impaired it provides a source of infection and increases the risk of the patient developing serious lung infections such as pneumonia. Each year in the U.S., there are more than 200,000 cases of ventilator-assisted pneumonia (VAP). Each case prolongs patients’ hospital stays by at least four to nine days, at a total cost of more than $1 billion a year. Pneumonia is a primary or contributing factor in over 30,000 U.S. hospital deaths each year. A small pilot trial is being conducted to determine the effects of Bronchitol on mucus retention and immobility when it is added to the inspired air of the ventilated patient. Initial data from this trial is expected during the second half of 2009. Quarterly Report to Shareholders Issue 21 First Bronchitol marketing application submitted Bronchitol in a ventilator Second Phase 3 bronchiectasis trial to begin

Marketing and Regulatory Activities Aridol was shipped to four new European countries in October 2008 and an additional three new countries are to be supplied this quarter. We have now a healthy level of key opinion leading support in the U.S. and the marketing application will be filed with the FDA as soon as possible. U.S. Aridol sales are dependent on a favourable review from the FDA but will not commence until 2010. Aridol has been approved for marketing in Korea and the first batches to be shipped have been approved for sale following testing by the Korean FDA. The reimbursement process is in train and is expected to be finalised this quarter. As soon as this is finalized we will be in a position to ship the first batches to the distributor. Current Research Activities PXS25 inhibits a key enzyme involved in the conversion of inactive Tissue Growth Factor (TGF) to active TGF. TGF is critical for the development of fibrotic disorders and our clinical focus is the lung. The preclinical safety studies have been completed and Phase 1 clinical studies of PXS25 will be undertaken in Australia. PXS4159 is a powerful inhibitor of a protein known as SSAO/VAP-1. This protein plays a key role in inflammation and its inhibition should lead to new therapies for lung diseases such as asthma. The large scale manufacture has been completed and preclinical safety studies are well underway. Financial Overview of the Quarter The cash position at the end of the quarter was A$94 million. Aridol sales for the December 2008 quarter of A$203,000 compared to A$146,000 in 2007 and were divided between customers in Australia (32 percent), Europe (47 percent) and sales to pharmaceutical companies (21 percent). Interest income of $1.6 million was earned on commercial bills issued or accepted by larger Australian banks. Research and development expenditure of A$7.6 million for the December 2008 quarter compares to A$4.6 million in the December 2007 quarter, and A$6.0 million in the September 2008 quarter. The largest component of research and development expenditure was the clinical group accounting for 66 percent of R&D expenditure, an increase of 130 percent from the December 2007 quarter and 27 percent from the September 2008 quarter, reflecting an increase in the level of clinical trial activity. Commercial expenditure of A$1.5 million compares to A$1.1 million in the December 2007 quarter and A$1.4 million in the September 2008 quarter. Commercial expenses are focused on developing the commercial strategy and capability to sell Bronchitol and Aridol globally. Administration expenditure of A$1.6 million compares to A$1.4 million in the December 2007 quarter and A$1.3 million in the September 2008 quarter. In addition to finance and public company costs, the finance and administration department supports the company’s global clinical and commercial efforts. Investing activities during the quarter of A$4.7 million related almost exclusively to the fit-out and additional capacity being installed in the new factory. 28 January 2009 Aridol supplied to new European countries PXS4159 moves to preclinical development Expenditure again dominated by clinical research

Contact Details Further information on Pharmaxis can be obtained from www.pharmaxis.com.au or by contacting David McGarvey, Chief Financial Officer. Telephone: +612 9454 7200 david.mcgarvey@pharmaxis.com.au Pharmaxis Ltd ABN 75 082 811 630 2/10 Rodborough Road Frenchs Forest NSW 2086 Quarterly Report to Shareholders Issue 21 Financial Statement Data — Unaudited (International Financial Reporting Standards) (‘000 except per share data) Income Statement Data Three months ended Six months ended 31-Dec-08 31-Dec-07 31-Dec-08 31-Dec-08 31-Dec-07 31-Dec-08 A$ A$ US$(1) A$ A$ US$(1) Revenue from sale of goods 203 146 142 309 193 216 Cost of sales (48) (35) (34) (77) (51) (54) Gross profit 155 111 108 232 142 162 Interest 1,581 1,909 1,104 3,657 3,061 2,554 Other income 141 (110) 98 144 235 101 Expenses Research & development (7,626) (4,607) (5,325) (13,586) (9,640) (9,487) Commercial (1,519) (1,053) (1,061) (2,890) (1,951) (2,018) Administration (1,639) (1,411) (1,145) (2,922) (2,464) (2,040) Total expenses (10,784) (7,071) (7,531) (19,398) (14,055) (13,545) Loss before income tax (8,907) (5,161) (6,221) (15,365) (10,617) (10,728) Income tax expense (22) (9) (15) (28) (16) (20) Loss for the period (8,929) (5,170) (6,236) (15,393) (10,633) (10,748) Basic and diluted earnings (loss) per share — $ (0.046) (0.027) (0.032) (0.079) (0.058) (0.055) Depreciation & amortisation 265 260 185 518 519 362 Fair value of options issued under employee plan 539 1,042 376 1,151 1,681 804 Balance Sheet Data As at 31-Dec-08 30-Jun-08 31-Dec-08 A$ A$ US$(1) Cash and cash equivalents 93,970 111,842 65,619 Plant & equipment 7,857 5,878 4,718 Intangible assets 1,258 1,222 878 Total assets 112,714 125,049 78,708 Net assets 104,902 119,121 73,253 Cash Flow Data Three months ended Six months ended 31-Dec-08 31-Dec-07 31-Dec-08 31-Dec-08 31-Dec-07 31-Dec-08 A$ A$ US$(1) A$ A$ US$(1) Cash flows from operating activities (6,951) (4,588) (4,100) (11,828) (12,311) (8,259) Cash flows from investing activities (4,657) (1,469) (3,985) (6,087) (2,551) (4,251) Cash flows from financing activities — 59,497 — 11 59,540 8 Net increase (decrease) in cash held (11,608) 53,440 (8,085) (17,904) 44,678 (12,502) Share Data Ordinary Shares(2) As at 31-Dec-08 30-Jun-08 Ordinary shares on issue 194,537 194,515 Options over ordinary shares outstanding 13,499 11,536 Notes: (1) Convenience translation into U.S. dollars from Australian dollars based upon rate on 31 December 2008. (2) Pharmaxis ordinary shares are traded on the Australian Securities Exchange (PXS) and our ADRs are traded on the Nasdaq Global Market (PXSL). One Pharmaxis ADR represents 15 Pharmaxis ordinary shares.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: January 28, 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer